

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2022

Thomas Priore
President, Chief Executive Officer and Chairman
Priority Technology Holdings, Inc.
2001 Westside Parkway, Suite 155
Alpharetta, GA 30004

> **Re: Priority Technology Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Form 8-K Filed May 11, 2022**
> **Response dated November 10, 2022**
> **File No. 001-37872**

Dear Thomas Priore:

We have reviewed your November 10, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2022 letter.

Form 8-K Filed May 11, 2022

Exhibit 99.1
Non-GAAP Financial Measures, page 2

1. We have reviewed your response to comment 4 and note that is does not appear appropriate to use a title for your non-GAAP financial measure that appears to be the same as, or confusingly similar to, a title used for a GAAP financial measure. Please revise the title of your non-GAAP measure "gross profit" and "gross profit margin" to clearly distinguish it from the similar GAAP measure. Please refer to the guidance in Item 10(e)(1)(ii)(E) of Regulation S-K.

You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services